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                                                                      Exhibit 16






April 7, 2003


Securities and Exchange Commission
Washington, D.C.  20549


Ladies and Gentlemen:

     We were previously the principal accountants for Residential Resales, Inc. (the "Company") and, under the date of June 10, 2003, we reported on the financial statements of the Company as of and for the years ended April 30, 2003 and 2002. On March 20, 2004, we were dismissed as the Company's principal accountants. We have read the Company's statements to be included under Item 4 of its Form 8-K, and agree with such statements, except that we are not in a position to agree or disagree with the Company's statement that Bouwhuis, Morrill & Company was not engaged regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on the Company's consolidated financial statements.

Very truly yours,


(Signed)  Earl M. Cohen, CPA, PA